UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

FIRST CENTURY BANCORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31943P 10 9

(CUSIP Number)

William R. Blanton

c/o First Century Bancorp.

807 Dorsey Street

Gainesville, Georgia 30501

770-297-8060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 31943P 10 9

1	Names of Reporting Persons William R. Blanton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,968,021

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,968,021

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,968,021

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.8%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock (“Common Stock”) of First Century Bancorp., a Georgia corporation (the “Company”).  The principal executive offices of the Company are located at 807 Dorsey Street, Gainesville, Georgia 30501.

Item 2.	Identity and Background

This Schedule 13D is being filed by William R. Blanton.  His business address is 807 Dorsey Street, Gainesville, Georgia 30501.  Mr. Blanton’s principal occupation is the President and Chief Executive Officer of the Company.  Mr. Blanton is a citizen of the United States.

During the last five years, Mr. Blanton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Blanton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 18, 2010, Mr. Blanton exchanged 52,750 shares of Series B Preferred Stock for 871,661 shares of common stock of First Century Bancorp, which includes the payment of accrued dividends.  On June 23, 2010, Mr. Blanton purchased 375,000 shares of Common Stock of the Company in a private offering for a total of $251,250.00 in cash.  He also received one warrant for each share of Common Stock purchase in the private offering.

Item 4.	Purpose of Transaction

The disclosure provided in Items 1 and 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Mr. Blanton does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     As of July 12, 2010, the Company had 7,940,772 shares of Common Stock issued and outstanding.  Mr. Blanton has sole power to vote and direct the disposition of 3,968,021, of which 2,278,554 shares represent warrants that are exercisable within the next 60 days.  For the purposes of Reg. Section 240.13d-3, he is deemed to beneficially own 38.8% of the issued and outstanding shares of Common Stock.

(c)           The only transactions effected by Mr. Blanton in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, within the past 60 days are described in Item 3 of this Schedule 13D.

(d)           No other person is known by Mr. Blanton to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Blanton.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Blanton and any other individual or entity.

Item 7.	Material to be Filed as Exhibits
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2010

/s/ William R. Blanton
Signature

William R. Blanton